Exhibit 21.1

Subsidiaries of the Registrant

State of
Name of Subsidiary	Incorporation	DBA
UTI Holdings, Inc. (1)	Arizona
Universal Technical Institute of Arizona, Inc. (2)	Delaware
Universal Technical Institute of California, Inc. (2)	California
U.T.I. of Illinois, Inc. (2)	Illinois
Universal Technical Institute of Massachusetts, Inc. (2)	Delaware
Universal Technical Institute of North Carolina, Inc. (2)	Delaware	NASCAR Technical Institute
Universal Technical Institute of Northern California, Inc. (2)	California
Universal Technical Institute of Pennsylvania, Inc. (2)	Delaware
Universal Technical Institute of Texas, Inc. (2)	Texas
Custom Training Group, Inc. (2)	California
Clinton Education Group, Inc. (2)	Delaware
The Clinton Harley Corporation(2)	Delaware	Clinton Technical Institute;
Motorcycle/Marine
Mechanics Institute

(1)	UTI Holdings, Inc. is a wholly-owned subsidiary of the Registrant.

(2)	Wholly-owned subsidiaries of UTI Holdings, Inc.